FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 Stewart Avenue

Wausau, WI  54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

14

i

Report of Independent Registered Public Accounting Firm

Board of Directors

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Wipfli LLP

Wipfli LLP

June 20, 2014

11 Scott St., Suite 400

Wausau, Wisconsin 54403

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012

Assets

Investments – At fair value	$10,397,214	$ 7,826,923
Receivables:
Employer contributions	433,739	507,131
Notes receivable from participants	112,633	128,010

Net assets available for benefits at fair value	10,943,586	8,462,064

Adjustment from fair value to contract value for interest in
collective trust relating to fully benefit-responsive contracts	(3,847)	(16,341)

Net assets available for benefits	$10,939,739	$ 8,445,723

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012

Investment income:
Net appreciation in fair value of investments	$ 1,438,039	$ 721,406
Interest and dividends	285,802	206,855

Total investment income	1,723,841	928,261
Less investment expenses	(35,204)	(32,523)

Net investment income	1,688,637	895,738

Interest income on notes receivable from participants	5,107	4,874

Contributions:
Employer	433,739	507,131
Participant	506,817	460,341
Rollover	29,189	6,927

Total contributions	969,745	974,399

Deductions:
Benefits paid to participants	156,048	287,896
Administrative expenses	13,425	13,839

Total deductions	169,473	301,735

Net increase in net assets available for benefits	2,494,016	1,573,276
Net assets available for benefits at beginning	8,445,723	6,872,447

Net assets available for benefits at end	$10,939,739	$ 8,445,723

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all full-time employees of Peoples State Bank (the “Bank”).  Full-time employees become eligible to participate in the Plan on the first entry date (the first day of the month) following completion of three months of service, provided they have reached the age of 21.  Part-time employees are employees who are regularly scheduled to work less than 1,000 hours.  They are eligible to participate in the Plan if they work more than 1,000 hours in a plan year.  The entry date for these employees is the first day of the plan year subsequent to meeting eligibility requirements.  In addition, effective June 15, 2012, the Bank acquired Marathon State Bank.  The Plan was amended to credit prior service at Marathon State Bank to all employees acquired by the Bank as a result of the acquisition.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Board of Directors is responsible for oversight of the Plan.  The retirement plan committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance, and reports to the Board of Directors.

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  Participants are able to make after-tax deferrals into a Roth 401(k) in addition to pretax 401(k) deferrals.  Participants meeting eligibility requirements will automatically have 6% of eligible wages deferred into the Plan into a default investment fund unless otherwise elected by the participant.

The Bank currently matches 100% of the first 1% and 50% of the next 5% of compensation a participant contributes to the Plan.  In addition, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Employer contributions are subject to certain limitations and are contributed annually.  Rollovers are not matched.

All investments in the participants’ accounts are participant directed.  The Plan currently offers various mutual funds, PSB Holdings, Inc. common stock (PSB Holdings, Inc. is the parent company of Peoples State Bank), a common/collective trust (stable return fund), and four asset allocation models which are composed of the various mutual funds offered by the Plan as investments options for participants.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and allocations of (a) the Bank’s discretionary profit sharing contribution, (b) forfeitures of terminated participants’ nonvested Bank discretionary profit sharing contributions, (c) plan earnings/losses and charged with an allocation of administrative expenses.  Discretionary profit sharing contributions and forfeitures are allocated based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings/losses are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their salary deferral and rollover contributions.  Vesting in Bank matching contributions contributed prior to January 1, 2008, and Bank discretionary profit sharing contributions are determined based on a six-year graded vesting schedule (20% for each year of service after completion of one year of service).  Vesting in Bank matching contributions contributed after January 1, 2008, is based on a two-year cliff vesting schedule (0% vested after completion of one year of service, 100% vested after completion of two years of service).  To earn a year of service, participants must be credited with at least 1,000 hours of service.

Notes Receivable From Participants

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Note transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Note terms range from one to five years.  The notes are secured by the balance in the participant’s account.  Notes bear interest at a rate commensurate with the local prevailing rates as determined by the plan trustee.  Interest rates on existing notes were 4.25% at December 31, 2013 and 2012.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in a lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.  In addition, hardship distributions out of the participant’s voluntary contribution accounts are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59 ½.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions are used to reduce future Bank matching contributions.  The amount of forfeited Bank matching contributions available at December 31, 2013 and 2012, were $5,172 and $1,268, respectively.  Forfeitures used to reduce Bank matching contributions were $1,268 and $1,756 for the years ended December 31, 2013 and 2012, respectively.

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  The amount of forfeited discretionary profit sharing contributions available at December 31, 2013 and 2012, were $9,882 and $4,955, respectively.  Forfeitures reallocated as additional discretionary profit sharing contributions were $4,955 and $8,142 for the years ended December 31, 2013 and 2012, respectively.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a common/collective trust.  Contract value for this common/collective trust is based on the net asset value of the fund as reported by the investment advisor.  The statements of net assets available for benefits present the fair value of the investment in the common/collective trust, as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

On June 19, 2012, PSB Holdings, Inc., the parent company of the Bank, declared a 5% stock dividend to shareholders of record as of July 16, 2012, which was paid in the form of additional common stock, on July 30, 2012.  All shares in these financial statements have been adjusted for all periods presented for the stock dividend.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures, of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  The Plan’s retirement plan committee determines the Plan’s valuation policies utilizing information provided by investment advisors and the custodian.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  No allowances for credit losses have been recorded as of December 31, 2013 or 2012.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Administrative Expenses

Administrative expenses charged by the third-party administrator, as well as investment advisory and management fees, are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 3

Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2013	2012

Mutual funds:
American Funds Europacific Growth Fund	$1,585,634	$1,186,200
Franklin Growth Advisor Fund	1,473,082	1,013,300
Lord Abbett Value Opportunities Fund	740,601	500,764
Pimco Total Return Institutional Fund	*	786,488
Vanguard 500 Index Fund	1,433,276	974,065
Vanguard Windsor II Admiral Shares Fund	1,387,837	970,723
Common/collective trust – Wells Fargo
Galliard Stable Return Fund, at contract value	*	562,805

*Does not represent 5% or more of the Plans net assets available for benefits at December 31.

During 2013 and 2012, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	Net Change in Fair Value
	2013	2012

Common stock – PSB Holdings, Inc.	$ 60,569	$ 23,637
Mutual funds	1,371,792	688,620
Common/collective trust	5,678	9,149

Net appreciation in fair value	$1,438,039	$721,406

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 4

Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets.

•

Quoted prices for identical or similar assets or liabilities in inactive markets.

•

Inputs other than quoted prices that are observable for the asset or liability.

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock:  Valued at the closing price reported on the inactive market on which the individual security is traded.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Fund Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Common/collective trust – Wells Fargo Galliard Stable Return Fund:  Valued at NAV as determined by using the estimated fair values of underlying assets held in the fund at year-end.  The use of NAV as fair value is deemed appropriate since the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Index	$1,502,847	$ 0	$ 0	$ 1,502,847
Growth and value	6,238,489	0	0	6,238,489
Fixed income	1,301,173	0	0	1,301,173
Target	495,961	0	0	495,961
Money market	1,632	0	0	1,632

Total mutual funds	9,540,102	0	0	9,540,102

PSB Holdings, Inc. – Common stock	0	373,062	0	373,062
Wells Fargo Galliard Stable Return Fund	0	484,050	0	484,050

Total investment assets at fair value	$9,540,102	$857,112	$ 0	$10,397,214

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

	Fair Value Measurements at December 31, 2012
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Index	$1,006,339	$ 0	$ 0	$1,006,339
Growth and value	4,490,307	0	0	4,490,307
Fixed income	1,137,088	0	0	1,137,088
Target	324,773	0	0	324,773
Money market	4,336	0	0	4,336

Total mutual funds	6,962,843	0	0	6,962,843

PSB Holdings, Inc. – Common stock	0	284,934	0	284,934
Wells Fargo Galliard Stable Return Fund	0	579,146	0	579,146

Total investment assets at fair value	$6,962,843	$864,080	$ 0	$7,826,923

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5

Transactions With Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan engaged in the following exempt party-in-interest transactions with PSB Holdings, Inc.

	2013	2012

Purchases of stock:
Number of shares	1,669	1,653
Value of shares on transaction dates	$48,529	$42,077
Average share price purchased	$ 29.08	$ 25.45

Sales of stock:
Number of shares	690	610
Value of shares on transaction dates	$21,019	$17,256
Average share price sold	$ 30.46	$ 28.29

Dividend income	$ 4,712	$11,680

At December 31, 2013 and 2012, the Plan held 11,938 and 10,959 shares of PSB Holdings, Inc. common stock, respectively.

All shares and share prices have been retrospectively adjusted for all periods presented for the 5% stock dividend on July 30, 2012.  For additional information, see Note 2.

On December 17, 2013, PSB Holdings, Inc. declared a cash dividend of $.39 per share, payable on January 31, 2014, to shareholders of record as of January 14, 2014.  The Plan’s allocation of this dividend to be received in 2014 is approximately $4,700.

As described in Note 2, the Plan paid certain expenses related to plan operations and investment activity to various service providers.  These expenses included $35,204 and $32,523 in 2013 and 2012, respectively, paid to Raymond James, the Plan’s investment advisor for investment advisory services and $13,425 and $13,839 paid to Interactive Retirement Systems Ltd. for third-party administration fees.  These transactions are party-in-interest transactions under ERISA.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

Note 6

Tax Status

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an Internal Revenue Service (IRS) notification letter dated March 31, 2008, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 7

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Note 8

Risks and Uncertainties

The Plan invests in various investment securities.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect participants’ balances and the amounts reported in the statements of net assets available for benefits.

Note 9

Reclassifications

Certain prior year balances have been reclassified to conform with current year presentation.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Value

	TD Bank USA	TD Bank Trust Money Market Account	**	$ 1,632
	American Funds	American Funds Europacific Growth Fund	**	1,585,634
	Columbia Acorn	Columbia Acorn International Fund Class Z	**	254,594
	Columbia Acorn	Columbia Acorn Fund Class Z	**	403,093
	Franklin	Franklin Growth Advisor Fund	**	1,473,082
	Lazard	Lazard Emerging Market Open	**	393,647
	Lord Abbett	Lord Abbett Value Opportunities Fund	**	740,601
	Oppenheimer	Oppenheimer Global Stategic Income Fund	**	324,264
	Pimco	Pimco Total Return Institutional Fund	**	447,636
	Prudential	Prudential Absolute Return Bond Fund	**	529,274
*	PSB Holdings, Inc.	PSB Holdings, Inc. Common Stock	**	373,062
	Vanguard	Vanguard 2010 Target Date Retirement	**	4,480
	Vanguard	Vanguard 2015 Target Date Retirement	**	129,239
	Vanguard	Vanguard 2020 Target Date Retirement	**	18,741
	Vanguard	Vanguard 2025 Target Date Retirement	**	179,339
	Vanguard	Vanguard 2030 Target Date Retirement	**	40,868
	Vanguard	Vanguard 2035 Target Date Retirement	**	9,748
	Vanguard	Vanguard 2040 Target Date Retirement	**	70,146
	Vanguard	Vanguard 2045 Target Date Retirement	**	16,368
	Vanguard	Vanguard 2050 Target Date Retirement	**	10,143
	Vanguard	Vanguard 2055 Target Date Retirement	**	14,535
	Vanguard	Vanguard 2060 Target Date Retirement	**	2,354
	Vanguard	Vanguard 500 Index Fund	**	1,433,276
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	1,387,837
	Vanguard	Vanguard Small Cap Index Fund	**	69,571
	Wells Fargo	Wells Fargo Galliard Stable Return Fund	**	480,203
*	Participant Loans	Notes receivable - 4.25%	$0	112,633

*  Party-in-interest transaction considered exempt by the DOL.

**All investments are participant-directed; therefore, cost information may be omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 27, 2014

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2013

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP